Exhibit 99.2

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION A

DETAILED BUSINESS REVIEW

CONTENTS

Supplementary Accounting Information	A 1

Consolidated Profit & Loss Account – Statutory Basis	A 8

Reconciliation of Profit & Loss Account

Six months to 30 June 2003	A 9

Six months to 30 June 2002	A 10

Detailed Business Reviews

UK	A 11

Scandinavia	A 13

United States	A 14

Canada	A 16

International	A 17

Group Reinsurances	A 19

Life	A 20

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SUPPLEMENTARY ACCOUNTING INFORMATION

PROFIT & LOSS ACCOUNT AND BALANCE SHEET

The following issues relate to the Group’s profit & loss account and balance sheet:

Longer Term Rate of Return
The Group includes the longer term rate of return on investments backing general business technical provisions and capital in determining operating profit (based on LTIR).This treatment is in accordance with the Association of British Insurers Statement of Recommended Practice (ABI SORP). The longer term rate of return is determined in order to ensure that over time the long run basis recognises the aggregate of the actual investment return.

The basis of calculating the longer term rate of return has changed in 2003 to reflect the new investment policy, as outlined below. The general business result (based on LTIR) of £338m is calculated assuming pre tax returns of 5% on fixed interest securities and 7.5% on equities and assuming that investments have been held throughout the period according to the investment policy. For comparative purposes the LTIR credited in the first half of 2002 would have been reduced by £82m using this reduced yield and for the full year 2002 would have been £158m lower.

The longer term investment return included within the Group operating result (based on LTIR) is based on a normalised value of investments. This adjustment to the value of the investments on which the longer term return is calculated ensures that the return is both stable and sustainable. The normalisation adjustment is based on longer term yield assumptions and produces an effective return as follows:

	Stated longer	Effective return	Effective return
	term return	6 months	6 months
		2003	2002
Equities	7.5%	11.1%	11.1%
Fixed interest	5.0%	4.7%	5.7%

The difference between the stated returns credited to the general business result (based on LTIR) and the above effective returns is included in other activities. Also included in other activities is the difference in investment return on the actual investments held throughout the period, compared to that specified by the investment policy.

The aggregate investment return at 30 June 2003 recognised on the longer term basis since 1994 amounts to £10.3bn and the total actual investment return for this period is £10.8bn.

Investments
The equity exposure of the Group was modestly further reduced during the first six months of 2003 with the aggregate value of holdings being approximately £1bn at the end of the period. Exposure to the equity market was further reduced by a derivative position providing limited downside protection against an additional £136m of stock.

The fixed interest portfolios continue to be concentrated on high quality short dated bonds. Reflecting the short duration and the continued strength in global bond markets the average yield of the fund fell marginally to stand at 3.5% at 30 June 2003. Exposure to bonds rated AA and above continued to stand at approximately 78% of total bond exposure whilst exposure to non investment grade bonds was less than 1%.

Dated Loan Capital
The dated loan capital raised by the Group has been reflected as a separate element of capital resources in the balance sheet. This classification gives proper recognition to the terms of the dated loan capital, which make it akin to capital finance. In order to achieve consistency with the other sources of capital, the cost of servicing this debt is reflected as a financing item, and is not deducted in arriving at Group operating result (based on LTIR). Similarly, the cash flow statement reflects amounts associated with the dated loan capital as financing cash flows. Dated loan capital has increased by £13m since the beginning of the year due to foreign exchange movements.

Goodwill
Goodwill has been capitalised and is being amortised over its expected useful economic life, but not exceeding 20 years. Amortisation for the six months to 30 June 2003 is £13m.

Detailed Business Review	A1

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Goodwill on Acquisition of Claims Provisions
The fair value of claims provisions relating to the businesses acquired has been established after making allowance for future investment income as required by the ABI SORP. The discount, being the difference between the fair value and the undiscounted value of the claims provisions, has been capitalised as goodwill in acquired claims provisions. It is being amortised to profit & loss over the expected run off period of the related claims. Amortisation for the six months to 30 June 2003 is £10m.

Asbestos Developments

Turner & Newall
In May 2002, there was a UK High Court ruling against us in favour of Turner & Newall, an asbestos products manufacturer in administration. This ruling involved a unique situation and the judgement covers just part of this complicated case, following the court’s earlier decision to split proceedings. It does not mean the end of what is likely to be a protracted process. We have been given leave to appeal on a number of issues in the original judgement.

Proposed US Asbestos Legislation
Senate Bill 1125, which would create the Fairness in Asbestos Injury Resolution Act of 2003, is currently pending before the United States Senate. The proposed bill in its current form would establish a privately financed trust fund to provide payments to individuals with asbestos-related illnesses and would remove asbestos claims from the tort litigation system. The trust would be funded with more than US$100bn and would be financed by primary insurers, reinsurers and industrial enterprises. The proposed bill would establish the US Court of Asbestos Claims as the sole forum for asbestos claim resolution and would establish medical criteria to ensure that only people who showed signs of asbestos-related illnesses would be entitled to payments from the trust. If the bill passes in its current form, the US insurance industry would be responsible for funding a certain share of the trust fund (currently estimated to be US$52bn). The industry would then have the option of agreeing to an allocation of that amount among individual insurers or, failing agreement, an allocation commission would be established by the US federal government to allocate responsibility for funding the insurance industry’s share among individual insurers. The Group is not a member of the core working group helping to develop the proposal, but has been closely involved in discussions relating to the bill through industry groups.

Passage of Senate Bill 1125, in its current or an amended form, is far from certain. Similarly, attempts by industry groups to agree on a formula for allocating responsibility for the insurance industry’s share of the trust fund among individual insurers have as yet been unsuccessful. There can be no assurance that Senate Bill 1125, if ultimately passed, and the amount and timing of any payments by the Group to the trust established there under, would not have a material adverse effect on the Group’s consolidated financial position, results of operations or cash flows.

Detailed Business Review	A2

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Asbestos Reserves
The technical provisions include £759m for asbestos in the UK and US. These provisions can be analysed by where the risks were written and by survival ratio. Survival ratio is an industry standard measure of a company’s reserves expressing recent year claims payments or incurrals as a percentage of liabilities. All numbers included here include the proposed Q3 funding.

The following table outlines the asbestos provisions as at 30 June 2003 analysed by risk and survival ratio:

(Adjusted for Q3 proposed funding)	Total	UK risks written in UK	US risks written in UK	US risks written in US
	£m	£m	£m	£m
As at 30 June 2003
Provisions
Net of reinsurance	1,181	575	205	400
Net of discount	759	348	165	246
Survival ratios – On payments
(Gross of discount)
One year	34	55	82	16
Three year average	31	69	44	18
Survival ratios – On incurrals
(Gross of discount)
One year	20	23	40	14
Three year average	22	26	43	14

As at 31 December 2002
Survival ratios – On payments
(Gross of discount)
One year	23	50	37	13
Three year average	24	45	30	15
Survival ratios – On incurrals
(Gross of discount)
One year	14	16	25	10
Three year average	16	17	46	12

UK risks written in the UK
The majority of business in this area is employers’ liability (EL) written through UK commercial regions with a small amount of public and products liability. The underlying method for the estimation of asbestos requirements for UK EL depends critically on establishing a distribution of expected deaths from asbestos-related disease, which is then adjusted to allow for the delay between claim and death of claimant. Calibration of the resultant distribution to Group experience of reported claims allows an estimate of future numbers of claims against the Group to be produced.

Average claim cost is monitored from claim notifications over time, and from this data, after adjustment for inflation, a view is taken of current average claims cost taking into account evidence of trends etc. The average costs observed will reflect the proportion of claims cost being borne by the Group as a result of current sharing agreements amongst insurers, which in turn reflects the Group proportion of claimant exposure periods.

The IBNR provision is then estimated by applying the assumed average claim cost and inflation to the numbers estimated for each future year of claim registrations.

Detailed Business Review	A3

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US risks written in the UK
US asbestos exposure arises from a variety of sources including London market ‘direct’ business written through Marine operations many years ago, inward reinsurance exposures also written through London market and from participation in UK aviation pools.

Estimation on all areas of exposure is primarily based on a ground-up analysis of direct insureds or cedents, reflecting the likelihood and timing of any breaches of the different layers of exposure written by the Group, and thereby the financial costs and cashflows involved.

US risks written in the US
The following table provides a breakdown of the reserves before discount, adjusted for the Q3 proposed funding of the US risks written in the US:

As at 30 June 2003	Policy- holders	Total Paid	Paid in 2002	Paid in 2003	Case Reserves	% of Case Reserves	Unassigned IBNR	Total Reserves
		$m	$m	$m	$m		$m	$m

Open Accounts
Major	10	39	5	—	8	9%
Peripheral	330	175	23	14	73	80%
Total Open	340	214	28	14	81	89%
Closed Accounts
Major	9	117	4	3	—	—
Peripheral	343	42	1	—	—	—

Total Closed	352	159	5	3	—	—

Sub Total	692	373	33	17	81	89%

Other			6	1	10	11%

Total			39	18	91	100%	569	660

The major category is primary asbestos defendants who manufactured and distributed asbestos products where most are expected to exhaust the majority of available insurance coverage.

The peripheral category is a newer group of defendants brought into litigation due to bankruptcies in major defendant group. Some may have manufactured, distributed, or installed asbestos containing products, but exposure is more limited. Others owned or operated premises where asbestos products were used, giving rise to premises rather than products claims.

Pension Fund
We reviewed the position of our principal pension funds as at the half year. The estimated deficit had increased from £442m (net of tax) at 31 December 2002 to £547m (net of tax) at 30 June 2003 using assumptions in accordance with FRS 17. Our estimate of the position of these funds using assumptions in accordance with FRS17, at 31 July 2003 was a deficit of £469m (net of tax) Given the inherent short-term volatility of pension fund assets measured on this basis compared to the long-term nature of the liabilities, we do not believe there is a need to eliminate this deficit immediately. Instead, and as previously announced, we expect to make additional contributions of £50m (net of tax) in 2003 and, with effect from 2004, to contribute an additional £30m (net of tax) per annum for the next nine years, which we believe, together with ongoing contributions from our employees which will be introduced with effect from April 2004, will allow us to meet our obligations over the duration of these pension funds.

Realistic Balance Sheet Waivers
The Group has applied for, and been granted, a number of waivers for its two with-profits life funds, which enable the solvency to be assessed on the realistic balance sheet approach introduced by the FSA early in 2003.

This approach improves the capital position of these funds and has enabled SALAC to terminate its reinsurance that was previously providing solvency relief.

The main benefit from the move into realistic balance sheets is the greater durability that it gives to the solvency of the funds, in particular against investment market movements.

At 30June 2003 the two with-profits funds required contingent loan funding of £54m. It is anticipated that changes to the investment policy of the with-profits funds, together with other changes in approach, will reduce the future requirements for contingent loan finance.

Detailed Business Review	A4

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Potential Reserves Strengthening
We have commissioned an independent review of our general insurance loss reserves and of the capital requirements of our main UK with-profits life funds by Tillinghast.

The general insurance reserves review covered the Group’s total general insurance loss reserves in the United Kingdom, the United States, Scandinavia, Canada and Ireland as at 31 March 2003. Included within this scope were the asbestos reserves in the United Kingdom and the United States.

Although we believe that the existing Group general insurance loss reserves held at 30 June 2003 were within a reasonable range of estimates, the Tillinghast review identified a deficit of £744m between our aggregate loss reserves as at 31 March 2003 and their best estimate at that date. In accordance with our desire to reduce risk and uncertainty we have determined to take a more prudent position on reserving and ensure greater consistency in reserving practices across the Group. Subject to further validation and confirmation, we may make additional provisions to the extent of the deficit identified above. In our capital planning we have made allowance for the establishment of additional claims provisions of up to £800m pre-tax during the third quarter. Approximately £150m of the deficit relates to asbestos and environmental liabilities in the United States and the United Kingdom. Approximately £500m of the remainder relates to potential US reserves. Some of these anticipated provisions could be established locally with the balance held centrally. It is intended that the Group’s loss reserves will be maintained at an equivalent level of prudence going forward.

The tax effect on these potential provisions is yet to be fully determined but current estimates would result in a net of tax position in the range of £560m to £725m. The capital calculations elsewhere in this document assume the more conservative figure.

UK Personal Intermediated / MORE TH>N
We have for the first time today disclosed the separate results of our UK personal intermediated business and MORE TH>N direct business. Full details can be found on pages B5 and B6.It is our intention to continue to report their results separately in future.

Shareholders’ Interest in Life Business
	Shareholders’	Embedded
	Funds & Accrued	Value of Life
	Interests	Profits	Total
	£m	£m	£m

UK
Phoenix/Unit linked	—	585	585
With profits	338	—	338

Total UK	338	585	923
Scandinavia	316	—	316
Other	136	—	136

Total overseas	452	—	452

	790	585	1,375

Available for release			100

			1,275

Detailed Business Review	A5

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The shareholders’ funds and accrued interests represent the Group’s net assets attributable to life operations excluding the present value of in force business (embedded value). It comprises the shareholders’ funds of the life companies plus the interest in life funds that is recognised under modified statutory principles.

Embedded Value

UK Assumptions	30 June	30 June	31 December
	2003	2002	2002
	%	%	%
Investment returns
Equities	6.95	7.51	7.00
Fixed interest	4.45	5.01	4.50
Discount rate	8.10	7.50	8.20

The discount rate at 30 June 2003 is calculated as the fixed interest rate net of tax plus a risk margin of 5%. The equities investment return is calculated as the fixed interest rate plus 2.5%.

Impact of Foreign Exchange on Quarterly Movements
Our accounting policy is to translate the results of businesses denominated in foreign currencies into sterling at period end rates. The quarterly movement reported in the statistical analysis is the difference between the current result at the latest period end rate and the previous quarter’s result at the period end rate at that date. The quarterly movement therefore includes the exchange impact of the restatement of the previous period end results at the latest period end rates of exchange.

Exchange Rates

	30 June	30 June	31 December
	2003	2002	2002

US Dollar	1.65	1.52	1.61
Canadian Dollar	2.24	2.32	2.54
Danish Kroner	10.68	11.46	11.40
Australian Dollar	2.46	2.71	2.86

DISPOSAL ACTIVITY

£m
Promina *

Shareholders' interest in life business	262
General business 2002 NWP @ 40% RBC requirement	347
Expenses and impact of restatement to UK GAAP basis**	(64)

RBC benefit	545

Healthcare & Assistance

General business 2002 NWP @ 40% RBC requirement	100
Profit on disposal	147

RBC benefit	247

RSUI*

General business 2002 NWP @ 40% RBC requirement	128
Profit on disposal	70

RBC benefit	198

Total RBC benefit	990

* Stated at exchange rates prevailing at date of transaction ** The loss on disposal of Promina has been calculated on a tangible assets basis.

Detailed Business Review	A6

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RATING MOVEMENTS

Rate movements being achieved for risks renewing in June 2003 versus comparable risks renewing in June 2002 were as follows:

	Personal		Commercial
	Motor	Household	Motor	Liability	Property
	%	%	%	%	%
UK	6	9	7	22	14
USA	14	11	18	25	36
Canada	24	15	22	34	22
Scandinavia	9	9	11	11	15

Detailed Business Review	A7

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CONSOLIDATED PROFIT & LOSS ACCOUNT – STATUTORY BASIS

6 Months	6 Months
2003	2002
(unaudited)	(unaudited)
£m	£m
Balance on the technical account for general business (excluding investment return allocated to the general business technical account)	(177)	(290)

Balance on life business technical account gross of tax (excluding investment return allocated from the long term business technical account)	79	80

Investment income	542	483
Interest on dated loan capital	(28)	(26)
Unrealised losses on investments	(86)	(352)
Loss from non insurance activities	(15)	(9)
Central expenses	(36)	(18)
Amortisation of goodwill	(13)	(35)
Goodwill impairment	—	(150)

266	(317)

Total Group operating profit / (loss)	264	(317)
Share of results of associated undertakings	2	—

Profit / (loss) on ordinary activities before exceptional items and tax	266	(317)
Loss on disposal of subsidiary undertakings and other businesses	(4)	(2)

Profit / (loss) on ordinary activities before tax	262	(319)
Tax on profit / (loss) on ordinary activities	(97)	28

Profit / (loss) on ordinary activities after tax	165	(291)
Attributable to equity minority interests	(24)	16

Profit / (loss) for the period attributable to shareholders	141	(275)
Cost of preference dividend	(5)	(5)
Cost of ordinary dividend	(29)	(57)

Transfer to / (from) retained profits	107	(337)

Earnings per ordinary share	9.5	p	(19.6	)p
Diluted earnings per ordinary share	9.5	p	(19.6	)p
Detailed Business Review	A8

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

SIX MONTHS TO 30 JUNE 2003

			General business result	Life business result	Other activities	Interest on dated loan capital	Amortisation of goodwill / PVIF	Other items	Short term investment fluctuations
			£m	£m	£m	£m	£m	£m	£m

Underwriting loss	(21)		(21)
Reorganisation costs	(93)							(93)
Amortisation of goodwill in acquired claims provisions	(10)						(10)
Equalisation provisions	(15)							(15)

		(139)	(21)				(10)	(108)
Unwind of discount in respect of claims outstanding		(38)	(38)

		(177)	(59)				(10)	(108)
Life technical result	84			84
Amortisation of PVIF	(5)						(5)

		79		84			(5)
Gross investment income	365
Realised gains	209

		574	397	(9)	15				171
Investment expenses and loan interest		(42)			(42)
Income from associates		10			10

Investment income		542	397	(9)	(17)				171
Interest on dated loan capital		(28)				(28)
Unrealised losses		(86)							(86)
Loss from non insurance activities		(15)			(15)
Central expenses		(36)			(30)			(6)
Amortisation of goodwill		(13)					(13)

		266	338	75	(62)	(28)	(28)	(114)	85

Detailed Business Review	A9

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

SIX MONTHS TO 30 JUNE 2002

			General business result	Life business result	Other activities	Interest on dated loan capital	Amortisation of goodwill / PVIF	Other items	Short term investment fluctuations
			£m	£m	£m	£m	£m	£m	£m

Underwriting loss	(234)		(234)
Reorganisation costs	(7)							(7)
Amortisation of goodwill in acquired claims provisions	(13)						(13)
Equalisation provisions	(9)							(9)

		(263)	(234)				(13)	(16)
Unwind of discount in respect of claims outstanding		(27)	(27)

		(290)	(261)				(13)	(16)
Life technical result	87			87
Amortisation of PVIF	(7)						(7)

		80		87			(7)
Gross investment income	394
Realised gains	137

		531	493	17	40				(19)
Investment expenses and loan interest		(50)			(50)
Income from associates		2			2

Investment income		483	493	17	(8)				(19)
Interest on dated loan capital		(26)				(26)
Unrealised losses		(352)							(352)
Loss from non insurance activities		(9)			(9)
Central expenses		(18)			(18)
Amortisation of goodwill		(35)					(35)
Goodwill impairment		(150)					(150)

		(317)	232	104	(35)	(26)	(205)	(16)	(371)

Detailed Business Review	A10

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DETAILED BUSINESS REVIEWS

UNITED KINGDOM

PERSONAL	2003	2002
	£m	£m
General business net premiums written	538	852
General business result (based on longer term investment return)	41	8
Operating ratio	100.3%	106.1%

»	Household premiums have grown by 6%, before the effect of the quota share, principally due to rate increases in our existing corporate partnership contracts and our MORE TH>N book, where we have seen strong and improving retention rates. We announced on 31 July that we would cease to underwrite the HBOS book of business with effect from 31 December 2003, in a full year this will reduce premium by some £400m.

»	Motor premiums fell 18%, before the effect of the quota share, reflecting the action being taken to restore profitability in the broker book, including the withdrawal from some business segments. This has been offset by 25% growth in MORE TH>N, which is ahead of target, and where again retention rates are strong.

»	The ‘other’ line includes a reinsurance premium of £170m to provide reinsurance for the existing liabilities of the UK healthcare & assistance operation from the completion of its disposal. The fall is also as a result of our withdrawal from extended warranty business and the disposal of some portfolios of business.

»	There has been particularly benign weather in the UK in the first half, whereas first half of 2002 included storms and weather incidents of £32m. A contingency reserve of £15m was set aside in the first three months and has been retained at the half year.

»	There has been a £2m improvement in the motor underwriting result, reflecting the actions described above.

»	The underwriting result reflects £9m of generic brand marketing spend by MORE TH>N, a decrease over 2002. The emphasis is moving to more specific business generation marketing.

Detailed Business Review	A11

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UNITED KINGDOM

COMMERCIAL	2003	2002
	£m	£m
General business net premiums written	877	965
General business result (based on longer term investment return)	143	123
Operating ratio	94.4%	98.3%

»	The reduction in premiums over the first half of 2002 has partly resulted from the increase of the Munich Re quota share arrangement to 15% from 10% in 2002. The decrease in our participation in the 2003 aviation pool, which was announced last year, reduced premiums by £50m.

»	Strong rating action continues in casualty and property with some loss of volume as a result. The motor account is demonstrating a similar pattern and we are experiencing some volume loss in the Motability account. We continue to maintain our focus on achieving the right technical price across all classes.

»	As a whole the commercial account again produced another quarter of underwriting profit in terms of the year to date result. Weather continues to be benign and was £13m better than 2002. In addition, rating increases from previous years together with more disciplined underwriting and risk selection continue to be a primary driver of the result.

»	Of particular note is the continuing excellent performance in the property account, following the strong rating and underwriting action taken in 2002 and 2003 to date. The contingency reserve of £15m that was set up at the first quarter has been maintained.

»	Further improvement in the casualty account is a result of the strong rating and underwriting actions that have been taken on the back of the poor results of recent years and continued high claims inflation.

»	The motor account continues to deliver an improved underwriting profit with the increase in profit over 2002 driven again by rating and underwriting actions.

»	The ’other’ account includes the discontinued business, and there has been some additional reserve strengthening for that business. This has been partly offset by improved performance in marine.

Detailed Business Review	A12

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SCANDINAVIA

PERSONAL	2003	2002	2002
		Adjusted	Original
	£m	£m	£m
General business net premiums written	312	279	260
General business result (based on longer term investment return)	18		17
Operating ratio	99.9%		103.9%

»	Premium growth of 13%, adjusted for exchange rate movements and the increase in the quota share arrangement, is entirely driven by rating increases. We are starting to see an offsetting fall in motor and property volumes in Sweden as a result.

»	In addition to the favourable weather and large losses, there was an overall improvement across all classes of businesses, supported by the continuous re-underwriting and pricing actions that have been taking place.

COMMERCIAL	2003	2002	2002
		Adjusted	Original
	£m	£m	£m
General business net premiums written	345	279	260
General business result (based on longer term investment return)	23		9
Operating ratio	93.8%		103.8%

»	Net written premium grew by 26%, adjusted for exchange movements and the increase in the quota share arrangement, as we continued to drive through rating increases across the Region.

»	In Sweden, commercial lines have grown by 34% as a result of ongoing rate increases and re-underwriting action and the underwriting result improved to a small profit in the second quarter despite an increased frequency of large fire losses in the second quarter.

»	Denmark also saw strong premium growth and produced an underwriting profit, reflecting benign weather and continued rating and underwriting actions.

Detailed Business Review	A13

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UNITED STATES

PERSONAL	2003	2002	2002
		Adjusted	Original
	£m	£m	£m
General business net premiums written	254	235	256
General business result (based on longer term investment return)	18		25
Operating ratio	98.7%		97.1%

»	Excluding the exchange rate movement and the effect of the quota share, there has been a fall of 3% in net written premiums. Underlying growth of 10% in the household account, principally from rating action, has been more than offset by the 6% reduction in auto. Auto premiums fell despite continued strong rate increases as we withdrew from a number of less profitable States and terminated agreements with less profitable agencies in the non standard business.

»	The household account produced an underwriting profit for the quarter but is showing a small loss for the first half, including $15m of claims relating to the severe East Coast winter weather, and losses arising in May from a series of tornados. There has also been a small increase in large losses not related to weather.

»	The auto result has improved by $8m to an underwriting profit of $9m and a combined operating ratio for the first half of 97.5% and for the quarter of 96.1%. This is predominantly due to significant rate increases and the effect of continuing underwriting initiatives, which have improved the underwriting result, particularly the frequency of loss.

Detailed Business Review	A14

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UNITED STATES

COMMERCIAL	2003	2002	2002
		Adjusted	Original
	£m	£m	£m
General business net premiums written	740	688	747
General business result (based on longer term investment return)	—		(3)
Operating ratio	110.5%		116.4%

»	Excluding the exchange rate movement and the increase of the premiums passed to Munich Re as part of the quota share reinsurance agreement, there has been underlying growth of 6%.

»	In the property account there has been underlying premium growth of 11%. Rating increases have continued across the account but we are now starting to see increased lapses in some sectors within this line of business. The sale of RSUI, which contributes significantly to this line of business, was announced in April and successfully completed on 1 July.

»	Premiums in packages and motor, excluding the effect of the quota share, rose by 18% and 13% respectively, driven by strong rate increases.

»	There has been an underlying reduction in workers’ compensation premiums, as rating increases averaging nearly 20% have led to a reduction in renewal and new business volume.

»	In the general liability account there has been underlying growth of 3% at the half year but a reduction in the second quarter as a result of rating actions, which have caused a reduction in renewal and new business volume and our withdrawal from certain sectors within this line of business.

»	The commercial property account produced an underwriting profit of $17m and a combined ratio of 93.3%. The East Coast winter weather reported at the first quarter and losses arising from a series of tornados in May worsened the result by $28m compared to first half 2002 and the account also experienced prior year claims deterioration. This has been offset by first quarter profits in RSUI, a reduction in large losses and a significant improvement in the expense ratio.

»	The package result in 2002 includes an increase in the estimate of the loss arising from the World Trade Center attack. The result in 2003 has been affected by severe first quarter weather and losses arising from a series of tornados in May.

»	Despite the beneficial impact of underwriting initiatives that have improved current accident year results, the workers’ compensation result continues to be poor. Prior year claims, in particular relating to the ARTIS operation that was closed down earlier in the year, have significantly worsened in the first half.

»	The significant worsening of the underwriting performance in general liability in the second quarter, results from deterioration in prior year claims on run-off operations.

Detailed Business Review	A15

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CANADA

PERSONAL	2003	2002	2002
		Adjusted	Original
	£m	£m	£m
General business net premiums written	183	178	172
General business result (based on longer term investment return)	12		—
Operating ratio	99.8%		108.9%

»	Excluding the quota share effect, personal premiums grew by 9% with particularly continued strong growth by the Johnson Corporation, helped by portfolio acquisitions, and offsetting a further decline in unprofitable segments.

»	Personal auto premiums grew by 10%, excluding the quota share effect, as rating actions continued. We are now seeing volume reductions for both Agilon and personal intermediated.

»	The household account produced another quarter of underwriting profit benefiting from improved underlying weather claims experience and a reduction in large losses. The auto account also produced an underwriting profit for the quarter and reduced the underwriting loss for the first half by C$19m, despite a deterioration in the results of the involuntary pool business. We are actively addressing our exposure to the pool.

COMMERCIAL	2003	2002	2002
		Adjusted	Original
	£m	£m	£m
General business net premiums written	71	107	103
General business result (based on longer term investment return)	12		(1)
Operating ratio	106.6%		113.6%

»	Commercial property, auto and liability premiums all declined significantly, excluding the quota share effect. Property premiums reduced by 28% and liability by 34%, due to portfolio restructurings that began at the end of 2002. Auto premiums reduced by 42% following the withdrawal from long haul trucking business.

»	The improvement in the commercial property underwriting result is a result of the programme of underwriting and rating actions that have been implemented over the last couple of years, including a 25% reduction in exposures in Ontario.

»	Commercial auto benefited from a substantial reduction in large losses and also from the underwriting and rating actions taken, which have significantly improved the current accident year, we have seen however an increase in the expense ratio due to the fall in premium income.

Detailed Business Review	A16

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INTERNATIONAL

PERSONAL	2003	2002	2002
		Adjusted	Original
	£m	£m	£m
General business net premiums written	185	312	303
General business result (based on longer term investment return)	25		4
Operating ratio	94.8%		107.2%

»	The reduction in headline premiums is as a result of the disposal of operations during 2002 throughout the region, including Benelux, Germany and Italy Direct. 2002 premiums and results for these disposed operations have been included in Other Europe and Middle East.

»	Premium in LAC grew by 13%, excluding the exchange rate movement. The true underlying growth is larger when excluding the premiums of Bahamas and Bermuda, which were sold in 2002. The personal lines markets continue to be competitive.

»	Premium in Asia reduced by 5%, excluding the exchange rate movement, as it became increasingly difficult to hold volume while increasing rates and tightening terms.

»	Other Europe and Middle East showed an improved performance reflecting benign weather, disposals of poorly performing businesses and continuing underwriting actions.

»	The underwriting result and combined ratios improved across all continuing LAC operations.

»	Asia showed an underwriting profit and almost a 23% improvement in the combined ratio from improved underlying performance and lower prior year development when compared with the same period in 2002.

Detailed Business Review	A17

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INTERNATIONAL

COMMERCIAL	2003	2002	2002
		Adjusted	Original
	£m	£m	£m
General business net premiums written	213	313	313
General business result (based on longer term investment return)	28		18
Operating ratio	94.3%		101.3%

»	The drop in premiums in Other Europe and Middle East follows the sale of a number of operations during 2002 including Benelux and Germany. Italy has seen rate increases in the large commercial property and engineering businesses, which has been offset by a slight reduction in Ireland as a consequence of the re-emergence of price competition in the core commercial lines.

»	Excluding the exchange rate movement, there is growth in excess of 6% in LAC, which has been masked by the sale of operations in the Bahamas and Bermuda. Growth is continuing in most operations in LAC, resulting from a combination of stronger new business growth and rating increases applied over the last four quarters.

»	Other Europe and Middle East produced an underwriting profit for the first half, with underwriting actions offsetting an increase in large losses in Ireland. Italy experienced an increase in large losses and non event weather claims.

»	All continuing operations in LAC produced an underwriting profit.

»	The improvement in the Asia result is as a result of lower expenses and improved underlying loss ratios across the region and is despite a £2.5m provision for SARS.

Detailed Business Review	A18

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GROUP REINSURANCES

	2003	2002
	£m	£m
General business net premiums written	2	2
Underwriting result	(9)	—
General business result (based on longer term investment return)	(17)	(12)

»	The Group reinsurances underwriting result reflects the cost of the centrally placed Group event covers and the result of internal reinsurances.

Detailed Business Review	A19

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LIFE

	2003	2002	2002
		Adjusted	Original
	£m	£m	£m
Life business net premiums written	757	1,155	1,142
Life business result	75	105	104

»	The reduction in UK net written premium reflects the decision to close the life funds to new business with effect from 1 September 2002.

»	The reduction in both the premium and the life business result reflects the disposals of the life companies in Benelux, Germany, Isle of Man, Luxembourg and the Dublin based Eurolife operation. This result also reflects the operations disposed within the initial public offering of Promina in May, of which the net written premiums are £72m for 2003 (2002 adjusted: £110m, 2002 original: £103m). The life business result in respect of Promina includes £12m for 2003, (2002 adjusted: £31m, 2002 original: £28m).

»	Excluding the effect of Promina, net written premiums included strong growth in Chile and Colombia.

Detailed Business Review	A20